A pharmaceutical company dedicated to treating aging and age-related disease



Highlights

Highlights

(1) 💰 $2.1M raised in initial seed round, at $15M valuation cap

(2) 🧬 Team at the forefront of aging research for decades, collectively authoring 200+ papers

(3) 💪 Our platform delivers drug candidates to slow aging at a success rate of 20%

(4) 🐹 Funds will be used to test our candidates in aging mice

(5) 💼 Executive chairman was former CEO of major pharma company, Sangamo Therapeutics

⌄

Our Team



Simon Melov

PhD; Professor at Buck Institute for Research on Aging & CEO of Gerostate Alpha

We know how to stop the threat of chronic disease; and we care because aging is 100% fatal



Mark S Lucanic

PhD; Expert in small molecule and genetic screens including significant experience with high throughput technologies, and has utilized simple model organisms to explore pharmacological extension of lifespan.



Gordon Lithgow

PhD; Chief Academic Officer at the Buck Institute for Research on Aging and specializes in the properties of small molecules to extend lifespan, having been internationally recognized for his work on aging with numerous awards and prizes.

Pitch



Gerostate *Alpha*
We make drugs for Aging

The Best Place in the World for an Aging Company

- Incubating at the Buck Institute for Research on Aging in Novato, CA
- Unique facilities and equipment for aging research
- World class expertise and research environment



Sunrise over the Buck Institute for Research on Aging

 Gerostate *Alpha*

Co-founders of Gerostate Alpha



Simon Melov PhD
CEO



Mark Lucanic PhD
CTO



Gordon Lithgow PhD
Professor, Vice President
Buck Institute

Forefront of aging research for decades
200+ papers

Raised more than $100m in NIH
and corporate sponsored research

 Gerostate *Alpha*
www.gerostatealpha.com

Edward Lanphier, former CEO Sangamo Therapeutics
Gerostate *Alpha* Executive Chair

Solo founder of Sangamo Therapeutics
Investor in Gerostate Alpha
Led Sangamo for over 20 years
Pioneered genome engineering as a therapeutic modality
Multiple clinical trials
Multiple pharma partnerships at Sangamo
Led Sangamo to multi billion dollar valuation



 Gerostate *Alpha*
www.gerostatealpha.com



Function declines with
age from your


age from your
20's

 Gerostate *Alpha*

We want to *Slow* tissue aging



Test lifespan/healthspan extension in mice, identify indications for therapeutic intervention

3 synergistic approaches: <u>Novel</u> interventions, FDA/EMA off-patent drugs, natural products



+ intervention
- intervention

Age related indications

Time

 Gerostate *Alpha*

State of the art deep phenotyping to determine efficacy of interventions

- Cardiovascular
- Bone
- Metabolic
- Neurological
- Pulmonary
- Muscular

Muscle force

Pulmonary

Cardiovascular

Bone function

Metabolic

 Gerostate *Alpha*

Unbiased drug development pipeline, addressing multiple functional domains of aging



Functional domain of aging	Potential Indications	R&D	IND	Phase 1/2/3
Cardiovascular	Heart failure			
Muscular	Sarcopenia			
Neurological	PD/AD/MCI	Lead Optimization	Refinement & rationalization	Multiple indications
Pulmonary	COPD			
Skeletal	Osteoporosis			
Metabolic	Metabolic syndrome			

 Gerostate *Alpha*

Simultaneous pursuit of multiple preclinical indications reduces long term-risk

Our platform delivers drug candidates to slow aging

- We screened 61,000 compounds for lifespan extension in our platform
- We have 30 hits which extend lifespan in our simple animal model
- We trialed 5 of these hits in aged mice for slowed aging
  - 6 month treatment from 20 months-26 months of age
- 1 out of 5 resulted in measurable slowing of a major aging tissue (bone)

OUR PLATFORM DELIVERS HITS AT 20% SUCCESS RATE!

Milestones

- **Currently testing high value candidates for cell toxicity**

- **Trial 10-15 compounds in mice for lifespan extension and slowed**

aging over the next 12 months

- Lead optimization covering diverse/novel targets of aging; identify novel targets and pathways (12 months)

- Evaluate efficacy in preclinical diseases/syndromes (12-24 months), complete preclinical toxicology testing & pharmacokinetics

- IND enabling Phase 1 (24/36 months)

 Gerostate *Alpha*

Business development strategy



 Gerostate *Alpha*

Fundraising

$2.1M raised in initial seed round, at $15M valuation

$460,000 raised in last round (August 21)

New round starting late Sept, at $20M valuation cap

We are super Capital efficient!

New funds will be used to test 10-15 of our hits in aging mice

 Gerostate *Alpha*
www.gerostatealpha.com